

August 15, 2013

Via Facsimile
Jiang Huai Lin
Chief Executive Officer
China Information Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong 518040

> **Re:** **China Information Technology, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 22, 2013**
> **File No. 001-35722**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3.D. Risk Factors

Risks Related to Doing Business in China, page 12

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please

state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 5.B. Liquidity and Capital Resources

Intercompany Transfers, page 48

2.   We note your disclosure that restrictions on your net assets include the conversion of local currency into foreign currencies. Please disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash held by the VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC.

Item 8. Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

Amended and Restated MSA, page F-10

3.   We note that under your amended and restated Management Service Agreement your CEO "agreed to" enter into a pledge agreement and register that agreement with the local Administration for Industry and Commerce. Please tell us whether that agreement has been executed and registered and describe the material terms.

4.   Additionally, please tell us and disclose in future filings the terms of each contractual arrangement including the following:

- the duration of the contract;
- any renewal provisions including who must consent to renewal; and
- any termination or revocability provisions including costs to terminate and who must consent to terminate.

Note 2. Summary of Significant Accounting Policies

(f) Accounts Receivable, Bills Receivable and Concentration of Risk, page F-11

5.   We note the factors that you consider in determining whether to discontinue sales or record an allowance. Please tell us whether these factors are also considered in determining whether to discontinue revenue recognition for subsequent sales to a

particular customer as suggested in your November 10, 2011 response to staff comment 10.

Note 3. Variable Interest Entity, page F-17

6.	We note that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and that if your ownership structure and current contractual arrangements are found to be in violation of PRC laws and regulations you may be required to restructure. Please revise your disclosure in future filings to include the impact such actions may have on your ability to consolidate your subsidiaries and affiliates and provide us with a sample of your proposed disclosure. Refer to ASC 810-10-50-2AA.

7.	We note your disclosure on page F-17 regarding your belief that your contractual arrangements are valid and binding. You also state in your risk factor disclosures on page 10 that uncertainties in the PRC legal system may impede your ability to enforce these contractual arrangements and could materially and adversely affect your business and operations. Please revise your disclosure in future filings to include a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements and provide us with a sample of your proposed disclosure. Refer to ASC 810-10-50-2AA.

8.	We note that you quantify the impact of the consolidation of iASPEC on total assets and liabilities, non-controlling interest and net (loss) income attributable to the company on page F-18. Please expand your disclosure in future filings to present the carrying amounts and classification of the VIE's assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE. Refer to ASC 810-10-50.2AA.d and 3.bb.

9.	Additionally, please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Note 10. Land Use Rights and Intangible Assets

(c) Intangible Assets, page F-21

10.	In light of the fact that you recorded a $12 million impairment on your purchased software and a $27 million impairment on your goodwill, tell us whether you evaluated your intangible assets for possible impairment under ASC 360-10-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief